Exhibit 16(a)(1)(ix)
October 31, 2007
Dear Stockholder:
This is a reminder that you have about 30 days to take advantage of Pinnacle Bancshares offer to repurchase your stock at a premium price and no transaction costs to you. The deadline is December 3, 2007.
Pinnacle is offering to repurchase your stock for $16.25 per share, a 16% premium above the closing price on October 10, 2007, the record date. In addition, we are offering an additional payment of $50 as an incentive for you to sell your stock to Pinnacle by December 3, 2007. This offer is only being made to Pinnacle stockholders with 99 or fewer shares.
The purpose of this special stock repurchase program is to reduce the total number of stockholders in Pinnacle Bancshares to save on future servicing fees, SEC reporting costs, stock listing fees and other operating expenses. We estimate that stockholders owing 99 or fewer shares represent over 37% of our total stockholder base but hold less than 0.3% of our total shares outstanding.
If you want to sell your shares back to Pinnacle for $16.25 per share plus the $50 incentive bonus, please complete the enclosed blue form and return it in the postage-paid envelope to Pinnacle by December 3, 2007. If you have any questions about the stock offer, or if you cannot locate your stock certificate(s), please contact our information agent, Corporate Communications, Inc., at 615-324-7311 for more information.
Cordially,

James W. Cannon	Robert B. Nolen, Jr.
Chairman of the Board	President and Chief Executive Officer